                                                                                                                Exhibit 99.13

CONSENT OF S. DANIEL

The undersigned hereby consents to the use of their quotation, inclusion or summary of the portions of the technical report that reference the undersigned’s involvement entitled “Technical Report on the Côté Gold Project, Ontario, Canada” effective June 30, 2022, (the “Technical Report”), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:	/s/ “Sheila E. Daniel”
Sheila E. Daniel, M.Sc., P.Geo.
Senior Technical Director
WSP Canada Inc.

Dated: February 17, 2026